Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

Presented in United States dollars

ORLA MINING LTD. Condensed Interim Consolidated Balance Sheets (Unaudited – Thousands of United States dollars)

	September 30	December 31
As at	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$50,712	$72,180
Accounts receivable	156	204
Prepaid expenses	2,331	716
Restricted cash (note 7(a))	988	—
	54,187	73,100
Restricted cash (note 7(b))	2,803	2,783
Value added taxes recoverable (note 6)	22,116	8,587
Equipment	1,962	710
Mineral properties under development and construction (note 4)	207,893	71,272
Mineral properties (note 5)	82,743	82,743
TOTAL ASSETS	$371,704	$239,195

LIABILITIES
Current liabilities
Trade and other payables (note 8)	$3,737	$3,383
Accrued liabilities (note 8)	13,761	4,343
Derivative liabilities (note 21(b))	53	—
Newmont loan (note 10)	10,071	—
	27,622	7,726
Lease obligations	239	142
Camino Rojo project loan (note 9)	112,501	60,696
Newmont loan (note 10)	—	9,440
Fresnillo obligation (note 11)	37,800	—
Accrued liabilities	133	92
Site closure provisions (note 12)	4,624	518
TOTAL LIABILITIES	182,919	78,614

SHAREHOLDERS' EQUITY
Share capital (note 15)	269,016	217,948
Reserves	28,920	29,881
Accumulated other comprehensive income	2,359	3,002
Accumulated deficit	(111,510)	(90,250)
TOTAL SHAREHOLDERS' EQUITY	188,785	160,581

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$371,704	$239,195

Authorized for issuance by the Board of Directors on November 12, 2021.

/s/ Jason Simpson	/s/ Elizabeth McGregor
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited – Thousands of United States dollars, except per-share amounts)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

EXPLORATION AND EVALUATION EXPENSES (note 13)	$3,573	$3,590	$12,245	$12,359

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	487	162	1,354	541
Professional fees	241	425	1,294	831
Regulatory and transfer agent	162	11	579	159
Salaries and benefits	759	563	2,106	1,354
	1,649	1,161	5,333	2,885

OTHER EXPENSES (INCOME)
Depreciation	52	23	120	70
Share based payments (note 16)	416	705	1,897	2,089
Interest income and finance costs (note 14)	450	1,503	1,089	2,718
Foreign exchange	3,320	1,688	1,413	947
Other losses (gains)	94	(1,019)	(837)	(1,019)
	4,332	2,900	3,682	4,805

LOSS FOR THE PERIOD	$9,554	$7,651	$21,260	$20,049

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency loss (gain) arising on translation of foreign operations	2,590	(2,934)	643	5,432
TOTAL COMPREHENSIVE LOSS (INCOME)	$12,144	$4,717	$21,903	$25,481

Weighted average number of common shares outstanding (millions)	246.0	227.5	239.3	213.1

Loss per share - basic and diluted	$0.04	$0.03	$0.09	$0.09

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Cash Flows (Unaudited – Thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
Cash flows provided by (used in):	2021	2020	2021	2020

OPERATING ACTIVITIES
Loss for the period	$(9,554)	$(7,651)	$(21,260)	$(20,049)
Adjustments for items not affecting cash:
Depreciation	52	23	120	70
Share based payments	416	705	1,897	2,089
Site closure provisions charged to exploration expense	—	—	—	15
Interest and finance cost (note 14)	450	1,503	1,089	2,718
Other gains and losses	508	(1,019)	(163)	(1,019)
Exploration expense paid via common shares	—	—	150	—
Unrealized foreign exchange gain	4,124	—	2,018	—
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(212)	(668)	(1,603)	(733)
Trade and other payables	(2,562)	455	294	485
Accrued liabilities	3,778	299	9,587	2,187
Interest income received	91	63	216	210
Cash used in operating activities	(2,909)	(6,290)	(7,655)	(14,027)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	34,442	—	34,442	54,959
Common share issuance costs	(1,000)	—	(1,000)	(2,095)
Proceeds from exercise of warrants	384	1,259	14,213	2,806
Proceeds from exercise of stock options	48	1,470	405	1,689
Interest paid	(3,940)	(550)	(8,021)	(1,667)
Advances received on the Camino Rojo project loan	—	—	50,000	—
Transaction costs related to the Camino Rojo project loan and Fresnillo obligation	—	(35)	(289)	(35)
Lease payments	(65)	(8)	(171)	(23)
Cash provided by financing activities	29,869	2,136	89,579	55,634

INVESTING ACTIVITIES
Purchase of equipment	(468)	(58)	(1,216)	(66)
Mineral properties under development and construction	(22,067)	(9,376)	(86,635)	(21,394)
Restricted cash funded	(60)	(4)	(1,053)	(25)
Value added taxes paid	(3,215)	(1,454)	(13,799)	(2,297)
Cash used in investing activities	(25,810)	(10,892)	(102,703)	(23,782)

Effects of exchange rate changes on cash	(1,483)	2,124	(689)	812

Net increase (decrease) in cash	(333)	(12,922)	(21,468)	18,637
Cash, beginning of period	51,045	54,665	72,180	23,106
CASH, END OF PERIOD	$50,712	$41,743	$50,712	$41,743

Cash consist of:
Bank current accounts and cash on hand	$50,712	$41,743	$50,712	$41,743

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Dollars (thousands)	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total

Balance at January 1, 2020	187,102	$159,230	$8,159	$21,902	$30,061	$(1,027)	$(63,103)	$125,161
Shares issued pursuant to a financing	36,600	54,959	—	—	—	—	—	54,959
Share issuance costs	—	(2,095)	—	—	—	—	—	(2,095)
Warrants exercised	2,013	3,305	—	(499)	(499)	—	—	2,806
Options exercised	1,837	3,041	(1,352)	—	(1,352)	—	—	1,689
RSUs settled	414	335	(335)	—	(335)	—	—	—
Bonus shares issued	1,000	394	(394)	—	(394)	—	—	—
Share based payments	—	—	2,089	—	2,089	—	—	2,089
Loss for the period	—	—	—	—	—	—	(20,049)	(20,049)
Other comprehensive loss	—	—	—	—	—	(5,432)	—	(5,432)
Balance at September 30, 2020	228,966	$219,169	$8,167	$21,403	$29,570	$(6,459)	$(83,152)	$159,128

Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued pursuant to a financing	9,085	34,442	—	—	—	—	—	34,442
Shares issued for property payments (note 5(b))	33	150	—	—	—	—	—	150
Share issuance costs	—	(1,000)	—	—	—	—	—	(1,000)
Warrants exercised (note 15(b))	8,010	16,340	—	(2,127)	(2,127)	—	—	14,213
Options exercised (note 16(a))	617	649	(244)	—	(244)	—	—	405
RSUs settled (note 16(b))	449	487	(487)	—	(487)	—	—	—
Share based payments (note 16)	—	—	1,897	—	1,897	—	—	1,897
Loss for the period	—	—	—	—	—	—	(21,260)	(21,260)
Other comprehensive income	—	—	—	—	—	(643)	—	(643)
Balance at September 30, 2021	247,480	269,016	9,652	19,268	28,920	2,359	(111,510)	188,785

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. A different basis of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s ability to continue as a going concern for the next twelve months involves significant judgment. As at September 30, 2021, the Company had not advanced any of its properties to commercial production and may require further financings.

Historically the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions. We have successfully raised equity and debt financing in many of the past few years, in the form of equity financings, the exercise of warrants and options, and debt. While we believe that this success will continue, our access to exploration and construction financing is always uncertain and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations. During the reporting period ended September 30, 2021 , we completed a $35 million equity financing. We expect to fund operating costs of the Company over the next twelve months with cash on hand and proceeds from the sale of metal. After considering our plans to mitigate the going concern risk, we have concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at September 30, 2021, and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and our project sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for construction and operation, other necessities, as well as construction costs and schedule, and community and government relations. Delays to construction, permit amendments and exploration programs may occur due to the COVID-19 pandemic, notwithstanding the Company having taken steps to minimize potential impacts to the projects including additional costs related to COVID-19 safety measures.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On November 12, 2021, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2020, and 2019.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2020, except as noted here. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2020.

(a)	Amendment to IAS 16 Property, Plant and Equipment (“PP&E”) — Proceeds before Intended Use

In the process of constructing or making property, plant and equipment available for its intended use, we may produce and sell products generated by this PP&E. Under this amendment, proceeds from selling products before the related PP&E is available for use should be recognized in profit or loss, together with the costs of producing those products. We measure the cost of those products in accordance with IAS 2 “Inventories”. The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. The amendment has no impact on the condensed interim consolidated financial statements. We expect to early adopt this amendment.

4.	MINERAL PROPERTIES UNDER DEVELOPMENT AND CONSTRUCTION
(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo was granted to Newmont as part of the acquisition. The Royalty was subsequently acquired by Maverix Metals Inc. on October 29, 2020.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

The Company has received all permits and satisfied all conditions for the construction of a mine at Camino Rojo. Effective November 30, 2020, we reclassified this project to mineral properties under development and construction.

In February 2021, the Company completed a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries, pursuant to which (a) the Company agreed to pay Fresnillo total cash consideration of US$62.8 million in staged payments until December 2023 (note 11) and (b) allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property.

The following table summarizes the initial cost capitalized at closing:

Consideration comprised:
Cash paid	$25,000
Fair value of future cash consideration (note 11)	37,800
$62,800

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Development and Construction

Orla commenced construction activities at the Camino Rojo Project in December 2020.

	At historical cost
	Mineral properties	Deposits to vendors on construction assets	Construction in progress	Other costs capitalized	Accumulated foreign exchange on translation	Carrying value
At December 31, 2020	$39,272	$28,079	$4,845	$836	$(1,760)	$71,272
Additions	62,800	10,754	51,242	—	—	124,796
Transfers	—	(37,089)	37,089	—	—	—
Borrowing costs capitalized (note 4(c))	—	—	—	9,810	—	9,810
Change in site closure provision (note 12)	—	—	—	3,937	—	3,937
Due to changes in exchange rates	—	—	—	—	(1,922)	(1,922)
At September 30, 2021	$102,072	$1,744	$93,176	$14,583	$(3,682)	$207,893

(c)	Borrowing costs capitalized
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Borrowing costs - Camino Rojo project loan (note 9)	$3,552	$—	$8,755	$—
Borrowing costs - Fresnillo obligation (note 11)	470	—	1,166	—
Interest earned on borrowed funds	(26)	—	(111)	—
	$3,996	$—	$9,810	$—

5.	MINERAL PROPERTIES

The Company’s mineral properties consist of the Cerro Quema Project and the Monitor Gold Project. The Camino Rojo Project is classified under Mineral Properties Under Development and Construction (see note 4).

(a)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for the exploitation concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

During the reporting period ended September 30, 2021, the Company published the results of a Pre-Feasibility Study on the Cerro Quema Project entitled “Project Pre-Feasibility NI 43-101 Technical Report on the Cerro Quema Gold Oxide Project, Province of Los Santos, Panama” dated July 27, 2021.

(b)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

In 2021, the payments required under the option agreements consist of $150,000 in share issuance (issued), $60,000 in advance royalty payments (paid), and $125,000 in work commitment (completed). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

(c)	Mineral property interest assets
	Cerro Quema	Monitor Gold	Total
Acquisition costs
At December 31, 2020	$82,429	$314	$82,743
Additions during the year to date	—	—	—
At September 30, 2021	$82,429	$314	$82,743

Exploration and evaluation costs at the Cerro Quema Project and the Monitor Gold Project are expensed as incurred.

6.	VALUE ADDED TAXES (“VAT”) RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase. Value added taxes paid in Mexico are expected to be fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain. Accordingly, we have classified Mexican value added taxes recoverable as long term. Once the Company starts to receive these refunds, we will reassess the remaining claims to determine if any or all should be reclassified to current.

Subsequent to the reporting period, the Mexican tax authorities began issuing payments on these IVA claims to the Company. A total of 4.8 million pesos ($236,000) in IVA refunds had been received to the date of these condensed interim consolidated financial statements.

7.	RESTRICTED CASH
(a)	Current
	September 30, 2021	December 31, 2020
Margin balance on deposit pursuant to currency contracts (note 21(b))	$988	$—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Non-current
	September 30, 2021	December 31, 2020
Environmental bonds	$2,398	$2,392
Severance funds	294	323
Other	111	68
	$2,803	$2,783

8.	TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES
(a)	Trade and other payables
	September 30, 2021	December 31, 2020
Trade payables	$3,103	$2,583
Payroll related liabilities	330	658
Lease obligations - current	251	131
Other	53	11
	$3,737	$3,383

(b)	Accrued liabilities
	September 30, 2021	December 31, 2020
Construction related	$10,497	$1,082
Land and water fees	1,820	1,852
Payroll related	912	725
Other	532	684
	$13,761	$4,343

9.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”).

The Credit Facility provided a total of $125 million to the Company, available in three tranches, to be used for the development of the Camino Rojo Project, funding a portion of the Layback Agreement (note 4(a)), and normal course corporate purposes. The Company drew down the first tranche of $25 million in December 2019, the second tranche of $50 million in October 2020, and the third tranche of $50 million in April 2021. No further advances are available under this Credit Facility.

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal repayments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Upon draw down of the first tranche, in December 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing of the Credit Facility.

On December 1, 2020, we commenced capitalizing the interest on this loan to mineral properties under development and construction. During the nine months ended September 30, 2021, we capitalized $8.8 million (year ended December 31, 2020 - $0.7 million) (note 4).

	Loan advances	Transaction costs	Net
At December 31, 2020	$75,000	$(14,304)	$60,696
Advances during the period	50,000	—	50,000
Cash transaction costs	—	(165)	(165)
Accretion during the period, capitalized (note 4(c))	6,765	1,990	8,755
Cash interest paid	(6,765)	—	(6,765)
Foreign exchange	—	(20)	(20)
At September 30, 2021	$125,000	$(12,499)	$112,501

10.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo Project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo Project from November 2017 until December 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project.

To the date of these financial statements, 219,446,000 Mexican pesos had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discount the expected payments using a risk-adjusted discount rate and an estimated repayment date.

	Mexican pesos (thousands)	US dollars (thousands)	US dollars (thousands)
	Undiscounted	Undiscounted	Discounted
At December 31, 2020	219,466	$11,002	$9,440
Accretion during the period (note 14)	—	—	1,018
Modification gains arising from changes in estimates	—	—	(217)
Foreign exchange (gain)	—	(193)	(170)
At September 30, 2021	219,466	$10,809	$10,071

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

11.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 4(a)), we agreed to pay Fresnillo total cash consideration of US$62.8 million through a staged payment schedule:

i.	US$25 million upon closing of the transaction (paid February 22, 2021);
ii.	US$15 million upon the earlier of December 1, 2022, and 12 months following the commencement of commercial production at the Camino Rojo Project; and
iii.	US$22.8 million upon the earlier of December 1, 2023, and 24 months following the commencement of commercial production at the Camino Rojo Project.

The amounts payable after February 22, 2021 bear interest at 5% per annum, payable quarterly. We capitalize the interest on this loan to “Mineral Properties under Development and Construction”. During the nine months ended September 30, 2021, we capitalized $1.2 million (year ended December 31, 2020 - nil) (note 4).

Total
At January 1, 2021	$—
Initial recognition	37,800
Accretion during the period, capitalized (note 4(c))	1,166
Cash interest paid	(1,166)
At September 30, 2021	$37,800

12.	SITE CLOSURE PROVISIONS
	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2020	$175	$343	$518
Increase in estimated cash flows resulting from current activities	3,937	—	3,937
Accretion during the period	147	—	147
Foreign exchange	22	—	22
At September 30, 2021	$4,281	$343	$4,624

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

13.	EXPLORATION AND EVALUATION EXPENSES
Three months ended September 30, 2021	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$44	$14	$—	$—	$58
Drilling	202	—	—	—	202
Geological	331	74	4	—	409
Engineering	226	84	—	—	310
Environmental	18	4	—	—	22
Community and government	6	25	—	—	31
Land, water use, and claims	1,686	—	81	—	1,767
Project management	—	—	—	—	—
Project review	—	—	—	13	13
Site activities	49	41	—	—	90
Site administration	415	242	—	14	671
	$2,977	$484	$85	$27	$3,573

Nine months ended September 30, 2021	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$376	$92	$1	$—	$469
Drilling	1,442	175	—	—	1,617
Geological	1,037	746	5	—	1,788
Engineering	238	1,169	—	—	1,407
Environmental	26	195	—	—	221
Community and government	10	242	—	—	252
Land, water use, and claims	3,536	—	291	—	3,827
Project management	—	7	—	—	7
Project review	—	—	—	30	30
Site activities	183	658	—	—	841
Site administration	754	992	26	14	1,786
	$7,602	$4,276	$323	$44	$12,245

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Three months ended September 30, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$59	$—	$—	$—	$59
Drilling	181	77	—	—	258
Geological	212	163	4	—	379
Engineering	159	63	—	—	222
Environmental	52	71	—	—	123
Community and government	734	93	—	—	827
Land, water use, and claims	614	—	81	—	695
Site activities	237	120	—	—	357
Site administration	208	461	1	—	670
	$2,456	$1,048	$86	$—	$3,590

Nine months ended September 30, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$87	$—	$1	$—	$88
Drilling	181	77	—	—	258
Geological	564	231	4	—	799
Engineering	633	119	—	—	752
Environmental	106	108	—	—	214
Community and government	3,075	273	—	—	3,348
Land, water use, and claims	3,734	—	121	—	3,855
Project review	—	—	—	6	6
Site activities	769	414	—	—	1,183
Site administration	1,016	824	1	—	1,841
Recognition of reclamation obligation	15	—	—	—	15
	$10,180	$2,046	$127	$6	$12,359

14.	INTEREST INCOME AND FINANCE COSTS
	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Accretion on Camino Rojo project loan (note 9)	$—	$646	$—	$1,950
Accretion on Newmont loan (note 10)	357	917	1,025	974
Accretion on site closure provisions	147	—	147	—
Interest expense on leases	7	1	22	4
Interest income	(61)	(61)	(105)	(210)
	$450	$1,503	$1,089	$2,718

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

15.	SHARE CAPITAL
(a)	Issued share capital

On July 14, 2021, the Company issued 9,085,263 common shares at a price of C$4.75 per common share for gross proceeds of C$43.2 million ($34.4 million). The Company incurred transaction costs of C$1.3 million ($1.0 million)

On February 5, 2021, the Company issued 33,000 common shares at a total fair value of $150,000 in respect of the annual share consideration in connection with the Company’s option agreement to acquire the Monitor Gold Project.

Refer to the Condensed Interim Consolidated Statements of Changes in Equity for details of other share issuances during the nine month periods ended September 30, 2021 and 2020.

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price	December 31 2020	Exercised	Expired	September 30 2021
February 15, 2021	C$ 2.35	7,782,994	(7,439,744)	(343,250)	—
July 8, 2021	C$ 0.62	370,000	(370,000)	—	—
June 12, 2022	C$ 1.65	4,992,500	(200,000)	—	4,792,500
November 7, 2022	C$ 1.40	3,000,000	—	—	3,000,000
December 18, 2026	C$ 3.00	32,500,000	—	—	32,500,000
Total number of warrants		48,645,494	(8,009,744)	(343,250)	40,292,500

Weighted average exercise price		C$ 2.64	C$ 2.25	C$ 2.35	C$ 2.72

Subsequent to the reporting period, the Company issued 50,000 common shares for proceeds of C$82,500 ($66,000) pursuant to the exercise of warrants.

16.	SHARE-BASED PAYMENTS EXPENSE

The Company has four different forms of share-based payments for eligible recipients - stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

Share based payments expense	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Stock options	$221	$554	$1,111	$1,330
Restricted share units	195	151	545	410
Deferred share units	—	—	241	218
Bonus shares	—	—	—	131
Share based payments expense	$416	$705	$1,897	$2,089

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options
Stock options outstanding	Number		Weighted average exercise price
As at December 31, 2020	9,959,927	C$	1.60
Granted	628,347		4.80
Exercised	(617,400)		0.83
Forfeited	(50,000)		1.39
As at September 30, 2021	9,920,874	C$	C 1.85

Vested, December 31, 2020	7,774,007	C$	1.39
Vested, September 30, 2021	8,757,491	C$	1.62

The options granted during the nine months ended September 30, 2021, had an aggregate grant date fair value of $972,000 (C$1,205,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 45%, expected life 5 years, Canadian dollar risk free interest rate 0.95%, dividends nil.

The options granted during the nine months ended September 30, 2020, had an aggregate grant date fair value of $2,015,000 (C$2,729,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 48%, expected life 5 years, Canadian dollar risk free interest rate 0.5%, dividends nil.

Subsequent to the reporting period, the Company granted 50,000 stock options with an exercise price of C$4.04, and a term of five years. One third of the grant vests immediately, one third after one year, and the final third after two years .

Subsequent to the reporting period, the Company issued 70,000 common shares for proceeds of C$87,500 ($71,000) pursuant to the exercise of stock options.

(b)	Restricted Share Units
Number of RSUs outstanding:		Number vesting in the year
	Total	2021	2022	2023	2024	Beyond 2024
Outstanding, December 31, 2020	921,356	448,607	365,935	106,814	—	—
Awarded during the period	235,091	—	78,366	78,365	78,360	—
Vested and settled during the period	(448,607)	(448,607)	—	—	—	—
Outstanding, September 30, 2021	707,840	—	444,301	185,179	78,360	—

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units
DSUs outstanding and vested:
Number
Outstanding, December 31, 2020	644,525
Awarded during the year to date	62,503
Outstanding, September 30, 2021	707,028

DSUs vested at September 30, 2021	707,028

DSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Although DSUs vest upon award, they may only be settled when the DSU holder ceases to be a director of the Company.

17.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Salaries	$239	$197	$1,293	$929
Directors’ fees	43	43	135	127
Share based payments	291	271	1,429	1,390
Total	$573	$511	$2,857	$2,446

(b)	Transactions

The Company had no other significant transactions with related parties, other than with key management personnel as described above, during the three and nine months ended September 30, 2021, or during the year ended December 31, 2020.

(c)	Outstanding balances at the Reporting Date

At September 30, 2021, estimated accrued short term incentive compensation to key management personnel totaled $584,000 and was included in accrued liabilities (December 31, 2020 - $773,000).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$39	$1,174	$244	$1,352
Warrants exercised, credited to share capital with an offset to reserves	119	228	2,127	499
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	42	46	487	335
Common shares issued on vesting of bonus shares, credited to share capital with an offset to reserves	—	36	—	394
Fresnillo obligation, credited, with an offset to mineral properties	—	—	37,800	—

Investing activities
Initial recognition of right of use assets with an offset to lease obligation	39	—	391	—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

19.	SEGMENT INFORMATION
(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Mexican project, the Panamanian project, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold Project.

None of these segments yet generate revenue from external customers. The Camino Rojo Project in Mexico is currently in construction and is expected to generate revenue in the coming months, while the Cerro Quema Project in Panama is focused on the exploration and evaluation of its mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)	Loss by geographic area
	Mexico	Panama	USA	Canada	Total
Nine months ended September 30, 2021
Exploration and evaluation expenses (note 13)	$7,602	$4,276	$323	$44	$12,245
General and administrative expenses	—	—	—	5,333	5,333
Depreciation	—	32	—	88	120
Share based payments	69	39	—	1,789	1,897
Interest and finance costs	1,166	—	—	(77)	1,089
Foreign exchange loss (gain)	1,816	—	—	(403)	1,413
Other (gains)	(222)	—	—	(615)	(837)
Loss for the period	$10,431	$4,347	$323	$6,159	$21,260

	Mexico	Panama	USA	Canada	Total
Nine months ended September 30, 2020
Exploration and evaluation expenses (note 13)	$10,180	$2,046	$127	$6	$12,359
General and administrative expenses	—	—	—	2,885	2,885
Depreciation	23	17	—	30	70
Share based payments	—	—	—	2,089	2,089
Interest and finance costs	974	—	—	1,744	2,718
Foreign exchange loss (gain)	481	—	—	466	947
Other (gains)	(1,019)	—	—	—	(1,019)
Loss for the period	10,639	2,063	127	7,220	20,049

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets and liabilities by geographic area
	Mexico	Panama	USA	Canada	Total
At September 30, 2021
Equipment	$1,797	$41	$—	$124	$1,962
Mineral properties under development and construction	207,893	—	—	—	207,893
Mineral property interests	—	82,429	314	—	82,743
Total assets	239,207	83,172	314	49,011	371,704
Total liabilities	(68,246)	(512)	(25)	(114,136)	(182,919)

	Mexico	Panama	USA	Canada	Total
At December 31, 2020
Equipment	$463	$73	$—	$174	$710
Mineral properties under development and construction	71,272	—	—	—	71,272
Mineral property interests	—	82,429	314	—	82,743
Total assets	82,781	83,260	314	72,840	239,195
Total liabilities	(15,530)	(634)	—	(62,450)	(78,614)

20.	CAPITAL MANAGEMENT
(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. In order to prudently manage our uses of capital until we can generate revenue, we do not currently pay dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities until these activities can be funded from ongoing cash flow from our mining operations.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(c)	Project loan

At the end of 2019, we entered into a $125 million project loan (note 9) in respect of the Camino Rojo Project pursuant to which we had drawn $125 million as of September 30, 2021 (December 31, 2020 - $75 million). The project loan requires us to maintain a minimum working capital (adjusted for certain items) of $5 million.

(d)	Decrease exposure to adverse movements in the Mexican peso

During this year, we entered into participating forward contracts for the purchase of Mexican pesos for the construction of the Camino Rojo Mine in order to decrease our exposure to adverse movements in the peso during the construction phase (see note 21(b)).

Other than entering into these peso forward contracts, there were no changes to our policy for capital management during the period ended September 30, 2021.

21.	FINANCIAL INSTRUMENTS
(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1            The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2           The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3            If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

At September 30, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$50,712	$50,712	$—	$—	$—	$50,712
Accounts receivable	Amortized cost	40	19	—	—	21	40
Restricted funds	Amortized cost	3,791	—	3,791	—	—	3,791
		$54,543	50,731	$3,791	$—	$21	$54,543

Financial liabilities
Trade payables	Amortized cost	$3,103	$—	$—	$—	$3,103	$3,103
Derivative liability	FVTPL	53	—	53	—	—	53
Lease obligations	Amortized cost	490	—	490	—	—	490
Camino Rojo project loan	Amortized cost	112,501	—	117,935	—	—	117,935
Newmont loan	Amortized cost	10,071	—	10,236	—	—	10,236
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$164,018	$—	$166,514	$—	$3,103	$169,617

At December 31, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$72,180	$72,180	$—	$—	$—	$72,180
Accounts receivable	Amortized cost	39	25	—	—	14	39
Restricted funds	Amortized cost	2,783	—	2,783	—	—	2,783
		$75,002	72,205	$2,783	$—	$14	$75,002

Financial liabilities
Trade payables	Amortized cost	$2,583	$—	$—	$—	$2,583	$2,583
Lease obligations	Amortized cost	274	—	274	—	—	274
Camino Rojo project loan	Amortized cost	60,696	—	66,443	—	—	66,443
Newmont loan	Amortized cost	9,440	—	9,875	—	—	9,875
		$72,993	$—	$76,592	$—	$2,583	$79,175

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

The fair value of the Camino project loan at September 30, 2021 was estimated at $117.9 million (December 31, 2020 - $66.4 million) using a discount rate of 10.8% (December 31, 2020 - 10.8%). The fair value of the Newmont loan at September 30, 2021 was estimated at $10.2 million (December 31, 2020 - $9.9 million) using an exchange rate of 20.31 MXN/USD (December 31, 2020 - 19.95 MXN/USD) and a discount rate of 11.5% (December 31, 2020 - 10.5%).

(b)	Derivative financial instruments

The Company entered into participating forward contracts for the purchase of Mexican pesos for use during the construction of the Camino Rojo Mine. The individual contracts mature monthly from April 2021 to December 2021. At September 30, 2021, the aggregate notional amount of these contracts was US$7,700,000 and the aggregate committed amount was US$3,850,000. The weighted average strike rate was 20.35 Mexican pesos per 1 US dollar.

We estimated the fair value of these contracts as a liability of $53,000 as at September 30, 2021 (December 31, 2020 – nil). We recognized them as a derivative liability and have included in “Other losses (gains)” in the statement of loss and comprehensive loss.

We have classified these as FVTPL.

22.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at the Camino Rojo mine. At September 30, 2021, these outstanding purchase orders totaled approximately $26,347,000 (December 31, 2020 - $49,050,000), which we expect will be filled in the next 12 months.

In the event of a change in control, the Company is committed to severance payments amounting to approximately $3,210,000 (December 31, 2020 - $3,000,000) to certain officers and management. No amounts have been recorded in these consolidated financial statements to reflect such severance payments.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

23.	RECLASSIFICATION

To provide greater comparability, we have reclassified interest payments previously presented in the three and nine month periods ended September 30, 2020, to conform to the presentation used in the current year, as follows:

	Three months ended September 30, 2020		Nine months ended September 30, 2020
	Operating activities	Financing activities	Operating activities	Financing activities
As originally presented	$(6,840)	$2,686	$(15,694)	$57,301
Reclassify Interest paid on project loan	550	(550)	1,667	(1,667)
As presented in current year comparative figures	$(6,290)	$2,136	$(14,027)	$55,634

24.	EVENTS AFTER THE REPORTING PERIOD
(a)	Share issuances

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of stock options (note 16(a)) and exercise of warrants (note 15(b)).

(b)	IVA Refund

Subsequent to the reporting period, the Company received the first IVA refund related to IVA claims filed in Mexico (note 6).

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